                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                       UNITED UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

American Power Group Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

395379 30 8
(CUSIP Number)

Matthew van Steenwyk Paradise Road, Suite 3604 Las Vegas, NV 89109 (805) 441-7178
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 24, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	395379 30 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Matthew van Steenwyk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,501,943
	8	SHARED VOTING POWER
8,088,919
	9	SOLE DISPOSITIVE POWER
5,501,943
	10	SHARED DISPOSITIVE POWER
8,088,919
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,590,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.0%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No.	395379 30 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Betty Van Steenwyk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None
	8	SHARED VOTING POWER
1,000
	9	SOLE DISPOSITIVE POWER
None
	10	SHARED DISPOSITIVE POWER
1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No.	395379 30 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Arrow, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,087,919
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
8,087,919
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,087,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

The following constitutes Amendment No. 3 (this “Amendment”) to the initial Schedule 13D (the “Schedule 13D”) filed on June 12, 2015 by Matthew van Steenwyk (“Mr. Van Steenwyk”), Betty van Steenwyk (“Ms. Van Steenwyk”) and Arrow, LLC (“Arrow”, and together with Mr. Van Steenwyk and Ms. Van Steenwyk, the “Reporting Persons”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.

Item 4.  Purpose of Transaction

On August 24, 2015, American Power Group Corporation (the Company”) and its wholly owned subsidiary American Power Group, Inc. entered into a Secured Financing Agreement (“Agreement”) with WPU Leasing, LLC (“Lender”), members of which include Arrow. Pursuant to the Agreement, the Lender committed to loan APGI up to $3,250,000 to fund APGI's purchase of wellhead gas processing systems. APGI made its initial draw of $1,400,000 under the Agreement on August 24, 2015, of which Arrow funded $430,780. In consideration of the Lender's commitments under the Agreement, the Company issued the Lender's members, including Arrow, warrants to purchase up to the lesser of (i) an aggregate of 3,250,000 shares of the Company's common stock, $.01 par value per share (“Common Stock”), or (ii) one share of Common Stock for each dollar borrowed by APGI under the Agreement. In connection with the initial draw, Arrow, LLC was issued a Warrant currently exercisable for 430,780 shares of Common Stock.

APGI’s borrowings are governed by a Secured Loan Agreement (the “Loan Agreement”) with the Lender and a series of secured promissory notes (each, a “Note” and, together, the “Notes”). The Notes bear interest at the rate of 22.5% per annum, are secured by security interests in the purchased equipment and are guaranteed by the Company. The first Note is repayable in 49 consecutive monthly installments of principal and interest commencing August 31, 2015.

In the event of any such event of default under the Loan Agreement, the Lender may, in its discretion, (i) terminate its obligation to make further advances under the Financing Agreement, (ii) declare all outstanding obligations under the Notes and the Loan Agreement to be due and payable, including, in addition to the interest payable under the Notes, delinquent interest with respect to amounts due, calculated at a rate per annum equal to the Prime Rate quoted from time to time in The Wall Street Journal plus 4%, (iii) seize the equipment securing the Notes, and (iv) exercise all other rights and remedies provided for under the Uniform Commercial Code. In any such event, APGI and the Company will be obligated to pay all of the reasonable costs and expenses, including reasonable legal fees and expenses, incurred by the Lender in connection with the enforcement of its rights under the Loan Agreement and the Notes.

Item 6.                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the transactions described in Item 4 above, the Registration Rights Agreement dated as of June 2, 2015, among the Company and the purchasers of the Company’s Subordinated Contingent Convertible Promissory Notes, including Arrow, was amended to add the holders of the Warrants as parties, to the extent that such holders were not already parties to such agreement, and to include the Warrant Shares as “Registrable Securities” thereunder.

In connection with these transactions, the holders, including Arrow, of the Company’s 10% Convertible Preferred Stock, the Company’s Series B 10% Convertible Preferred Stock and the warrants issued in connection therewith agreed that the issuance of the Warrants and the Warrant Shares would not trigger adjustments to the conversion price of such preferred stock or to the exercise price of such warrants.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARROW, LLC
/s/ Matthew van Steenwyk
Name: Matthew van Steenwyk Title: Manager
/s/ Matthew van Steenwyk
Matthew van Steenwyk

/s/ Betty van Steenwyk
Betty van Steenwyk

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).